MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) is designed to enable the reader to assess material changes in the financial condition of the Company between September 30, 2019 and December 31, 2018, and the results of operations for the three and nine months ended September 30, 2019 (“Q3 2019” and “YTD 2019”, respectively) and for the three and nine months ended September 30, 2018 (“Q3 2018” and “YTD 2018”, respectively). The MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2018 (“FY 2018”). In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiary.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard, Interim Financial Reporting (“IAS 34”).

All amounts in the discussion are expressed in Canadian dollars and in Danish Kroners (“DKK”). All amounts in tables are expressed in thousands of Canadian dollars and in thousands of Danish Kroners where applicable, except per share data and unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated November 15, 2019. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in this discussion, in the consolidated financial statements and retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

Company Overview and Highlights

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company is focused on the exploration and development of a diversified portfolio of nickel-copper-cobalt-precious metals sulphide projects that should be economically feasible assuming conservative long-term commodity prices. The Company’s principal asset is its Maniitsoq Property, in Southwest Greenland, a district scale land position.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.

Since 2011 the Company has continued the advancement of its camp scale Maniitsoq Project in Southwest Greenland and the Post Creek Property in Sudbury, Ontario. The 2018 exploration and drilling program at its Maniitsoq project was completed in September with a total 14,287 metres of drilling, representing an increase of 5,520 metres from the previous program in 2017. The drilling was focused on testing a geochemical strategy within several of the main Maniitsoq intrusions and has confirmed the presence of melanorite and re-affirmed the significance of the high magnesium oxide (MgO) control on NiS mineralization.

The Company’s Post Creek project has been held as an asset since 2010 because of its prospective location. The Company has been exploring the project with a combination of geophysics, prospecting, trenching, mapping. A two-hole drill program was completed in 2018 with the objective of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a platform for downhole geophysics. Base metal massive sulphide-type high-grade zinc with silver mineralization were discovered.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

In early 2018, NAN initiated a strategy to assemble a diversified portfolio of highly prospective nickel-copper-cobalt projects that were located in countries with the Rule-of-Law and that should demonstrate sustainable economics assuming conservative long-term commodity prices. As a result of this work, NAN has acquired 3 new projects in Ontario which include: the Lingman Nickel Project, covering a portion of the Archean age Lingman Lake Greenstone Belt and the Quetico Nickel Project which is known to host intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event. Most recently, the Company entered into an agreement to earn a 100% interest in the Loveland Nickel property in the Timmins area of Ontario.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company have no mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an arctic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deep-water coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due to the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deep water port and a quantified watershed for hydropower are located peripheral to the project.

The Maniitsoq property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. Between 1995 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (“KØ”) who explored the project area from 1959 to 1973. KØ discovered numerous surface and near surface nickel-copper sulphide occurrences and this work was instrumental in demonstrating the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it has potential for the discovery of significant magmatic sulfide deposits in a camp-scale belt. The company believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

The Maniitsoq property consists of four exploration licenses, Sulussagut No. 2011/54 and Ininngui No. 2012/28 comprising 2,689 and 296 square kilometres, respectively and the recently acquired Carbonatite property No. 2018/21 (63 km2) and the Ikertoq property No. 2018/31 (33 km2):

Sulussugut License – 2011/54

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54 (the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral License & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2018 being the eighth year.

The Greenland MLSA for the year 2018 has adjusted the minimum required exploration expenditures to zero. The annual license fee on the Sulussugut License for year 8 and forward is approximately DKK 41,000.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Details of required work expenditures and accrued work credits are tabulated and given below:

Table 1: Sulussugut License – 2011/54 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2013	2014	2015	2016	2017	2018
Fixed amount		310	313	317	-	650	659
4841 km2 of DKK 1.460 per km2
4841 km2 of DKK 1.490 per km2
3336 km2 of DKK 7.760 per km2		25,887
2689 km2 of DKK 7.830 per km2			21,055
2689 km2 of DKK 7.940 per km2				21,351
2689 km2 of DKK 16.260 per km2						43,723
2689 km2 of DKK 16.500 per km2							44,369

Exploration obligation		26,197	21,368	21,668	-	44,374	-
Approved exploration expenditures		37,349	55,509	59,150	61,109	85,094	79,604
Exploration obligation		(26,198)	(21,368)	(21,668)	-	-	-
Credit from previous year		17,530	28,681	62,822	100,304	161,413	246,507

Total Credit	DKK	28,681	62,822	100,304	161,413	246,507	326,111

Average Annual Rate DKK to CAD		0.1834	0.1968	0.1901	0.1969	0.1968	0.2053

The accumulated exploration credits held at the end of 2018, DKK 326,111,805 (approximately $66,950,754) can be carried forward as follows:

Carry forward period:

a)	DKK 246,507,441	from 2017 until December 31, 2021
b)	DKK 79,604,364	from 2018 until December 31, 2021

The Company has fulfilled the minimum exploration requirements and the Sulussugut License area was not reduced in 2018.

Ininngui License - 2012/28

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area near Ininngui, Greenland. The Ininngui License is contiguous with the Sulussugut License. The Ininngui License was valid for 5 years until June 30, 2017. The application for another 5-year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 14, 2017, with December 31, 2018 being the seventh year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Details of required work expenditures and accrued work credits are tabulated and given below.

Table 2: Ininngui License - 2012/28 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2013	2014	2015	2016	2017	2018
Fixed amount		155	313	318	323	-	659
142 km2 of DKK 1.490 per km2
265 km2 of DKK 1.550 per km2		411
265 km2 of DKK 7.830 per km2			2,075
296 km2 of DKK 7.940 per km2				2,350
296 km2 of DKK 8.080 per km2					2,392
296 km2 of DKK 8.080 per km2						-	-
296 km2 of DKK 16.500 per km2							4,884

Exploration obligation		566	2,388	2,668	2,715	-	-
Total Credits Available
Approved exploration expenditures		2,966	5,470	6,276	6,790	9,367	10,465
Exploration obligation		(576)	(2,388)	(2,668)	(2,715)	-	-
Credit from previous year		2,512	4,902	7,984	11,592	15,667	25,044

Total Credit	DKK	4,902	7,984	11,592	15,667	25,044	35,509

Average Annual Rate DKK to CAD		0.1834	0.1968	0.1901	0.1969	0.1968	0.2053

Carry forward period:

a)	DKK 25,044,369	from 2017 until December 31, 2021
b)	DKK 10,465,154	from 2018 until December 31, 2021

The Company has fulfilled the minimum exploration requirements and the Ininngui License area was not reduced in 2018. The annual license fee on the Ininngui License for year 8 and forward is approximately DKK 41,000.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For both licenses, at the expiration of the second license period (years 6-10), the Company may apply for a new 3-year license for years 11 to 13. Thereafter, the Company may apply 3 times for additional 3-year licenses for a total of 9 additional years. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

Carbonatite License - 2018/21

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2018 being the first year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Details of required work expenditures and accrued work credits are tabulated and given below.

Table 3: - Carbonatite License 2018/21 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2017	2018
Fixed amount		-	165
63 km2 of DKK 1.650 per km2			104

Exploration obligation		-	269
Approved exploration expenditures		-	10,099
Exploration obligation			-
Credit from previous year		-	-

Total Credit	DKK	-	9,830

Average Annual Rate DKK to CAD			0.2053

Carry forward period:

a)	DKK 9,830,021	from 2018 until December 31, 2021

The Company may terminate the licenses at any time; however, any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Ikertoq License – 2018/31

The Company was granted a second exploration license, No. 2018/31 (the “Ikertoq License”) on May 4, 2018 in an area approximately 110 km north of the Mannitsoq project. The license was subsequently relinquished due to no further plans to carry exploration work.

Exploration and Development Activities during YTD 2019

In 2019, The Company had planned to return to Maniitsoq and other regional target areas to continue our systematic exploration program. Unfortunately, the Company were not successful in completing a treasury financing within the lead-time required for the logistical planning in Greenland. The initial 2019 work program for Maniitsoq project has been postponed to the 2020 summer season subsequent to a successful financing capable of supporting the integrated exploration programs.

The Company reported its remaining results from the 2018 exploration program on the Maniitsoq property in April 2019. Details are provided below. Holes drilled in 2018 are referenced in Figures 1 and 2 in Exploration and Development Activities section under “2018 Exploration Activities”.

Hydropower assessment of watershed 06.H was continued with the emplacement of devices to measure the seasonal variability of water levels in Lake Taserssuatsiaq and to provide a framework for further surveys over the next 3-5 years.

Fossilik

Detailed geological, geochemical, and geophysical investigations were undertaken to provide the framework to drill test the P-058 sulphide zone and the keel zone of the large Fossilik intrusion. The melanorite keel area is interpreted to be the primary source of high-grade mineralization previously identified in the P-058, P-059, and P-004 zones at the southwest margin of the intrusion. Historic exploration established a strong empirical relationship between the highest grades and tenors of magmatic sulphide mineralization and the distribution of high magnesium oxide (MgO) norite rocks, termed melanorite. Geochemical and geophysical data point to the importance of dense melanoritic bodies with elevated levels of MgO and chromium (Cr) as the principal repository of known magmatic sulphide mineralization. The high conductive signature of heavy disseminated, breccia, and massive sulphide mineralization makes this type of mineralization an exceptionally good target for deep-penetrating surface electromagnetic surveys (EM).

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Drill holes MQ-18-161, 173 and 184 totaling 2,626.7 m were drilled within the southwest area of the intrusion and hole MQ-18-158 tested the margin of the main Fossilik Intrusion adjacent to the P-058 mineral zone. Holes MQ-18-158, drilled to a depth of 797 m and -161 did not intersect any significant mineralization. Assay results for holes MQ-18-173 and MQ-18-184 are given in Table 5.

The 2018 work program did not identify significant mineralization in the keel structure of the Fossilik intrusion however the potential for a discovery at depth remains open, and the most prospective keel portion lies below the bottom of drill hole MQ-18-173.

Table 5: Assay Results, P-058 Fossilik Intrusion.

Hole Number	From (m)	To (m)	Core Length (m)	Ni %	Cu %	Co %	S %	Pt g/t	Pd g/t	Au g/t	MgO %

MQ-18-173	893.05	894.10	1.05	0.26	0.06	0.01	1.21	0.04	0.01	0.02	19.91

MQ-18-184	543.00	547.20	4.20	0.31	0.09	0.01	1.52	0.04	0.01	0.04	18.30
Including	546.70	547.20	0.50	1.07	0.31	0.04	5.47	0.12	0.03	0.11	19.53
MQ-18-184	751.00	755.10	4.10	0.28	0.09	0.01	0.97	0.03	0.01	0.04	22.88

Imiak Hill

Four heavily deformed intrusions with gravity and IP anomalies were drill tested in 2018 at Imiak Hill. G-017, G-025, G-026, and G-036 were tested by seven holes for a total of 3,499.8 m.

G-017 was tested by holes MQ-18-170 and 178 for 1,230.8 m to evaluate melanorite outcrop with a gravity high. No significant nickel or copper mineralization was intersected.

G-025 occurs on the western edge of the IHC and consists of discontinuous outcrops of melanorite. Hole MQ-18-176 undercut previous historic surface grab samples with values of up to 0.79% nickel and 0.42% copper. The hole was drilled to a depth of 516 m and intersected a thick interval of melanorite with maximum values of 0.54% nickel and 0.19% copper between 115.15 m to 121.0 m.

G-026 is located west of the Imiak Hill zone and was tested with holes MQ-18-165, -166 and -179 totaling 1,174 m. Hole MQ-18-165 was abandoned shortly after casing and restarted as 166 but failed to encounter melanorite or nickel enrichment. Hole MQ-18-179 tested a chargeability high and resistivity low and intersected low MgO noritic rocks with 0.43% Ni and 0.13% Cu over 7.0 m from 382m to 389m, and 0.56% Ni and 0.17% Cu between 399.45 m to 402 m.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

G-036 is interpreted to be a possible faulted and displaced continuation of the mafic intrusive host to the Imiak Hill mineral zone. The intrusion, which may represent the keel of the system, is marked by a gravity high. Borehole MQ-18-160 was drilled to a depth of 579 m and intersected a thick sequence of melanorite with 0.37% Ni and 0.19% Cu over 1.65 m at 93.35 m.

Spotty Hill P-055

Hole MQ-18-157 tested a gravity anomaly within a melanorite keel 300 m down-plunge of known mineralization for 778 m. Previous drill hole intercept values included 1.35% Ni and 0.26% Cu over 7.8 m from hole MQ17-143. Sub-economic values of 0.27% Ni and 0.07% Cu over 4.63 m from 527.8 m to 532.43 m were intersected. BHEM results were negative.

P-030/P-031/P-032

The P-030-032 target area is located in the southern portion of the Greenland Norite Belt and is a two km long, northeast-striking norite intrusion with surface gossans that assay up to 2.26% Ni, 0.67% Cu and 0.33g/t PGM’s. The intrusion was tested by holes MQ-18-181, MQ-18-186 and MQ-18-188. DDH MQ-18-181 intersected 0.86% Ni and 0.19% Cu between 194.10 m and 196.80 m. A systematic increase in MgO concentrations with depth suggests the primary keel of the intrusion extends below the depth of drilling.

MQ-18-188 tested the P-031 noritic intrusion northeast of the P-032 sulphide zone that had assay results of up to 0.49% Ni, 0.22% Cu and a combined PGM content of 0.7g/t. This hole was shut down early in melanorite at a depth of 672 m due to the termination of the 2018 exploration program. Based on MgO contents the keel of the intrusion occurs at depths below current drilling.

MQ-18-186 was completed to a depth of 417 m to test if mineralized melanorite extended below the near-surface P-030 mineral zone. The hole failed to intercept and a follow-up BHEM survey did not identify any anomalies.

Pingo

Three holes totaling 1,017 m were drilled to evaluate the melanoritic Pingo dyke located approximately 23 km northwest of the Imiak Hill Complex. The melanoritic intrusion has an interpreted strike of >7 km and varies in width from 35 to 165 m. Historic surface grab samples collected along the intrusion returned values of 0.78% Ni and 0.26% Cu; 0.74% Ni and 0.34% Cu; and 0.78% Ni and 0.23% Cu.

Hole MQ-18-183 indicates that the gossanous melanorite exposed at surface extends to depth. BHEM did not identify strongly conductive plates in association with the intrusion.

Hole MQ-18-187 encountered noritic rocks underneath the surface outcrop of mineralized melanorite. The weakly conductive BHEM plates modelled from this hole point back towards the surface gossan and 3D modeling indicates the mineralized segment of the dyke has been tested for a conductive target satisfying an economic threshold above ~400 m depth. The VTEM airborne geophysical response does not provide a focus for further evaluation of the strike-extent of the dyke.

Other Noritic Instructions

P-005: MQ-18-164 was drilled to a depth of 122 m to evaluate a previously identified VTEM anomaly modelled with a 252 Siemen conductance plate. The hole intersected weak but high nickel tenor stringer sulphide mineralization and returned a best value of 0.27% Ni and 0.22% Cu with 1.51% S over 1 m. Follow up BHEM indicates an off-hole anomaly below the drill hole, suggesting the bulk of the mineralization potentially lies at depth.

P-012: MQ-18-159 targeted a near surface 400 Siemen conductance surface pulse EM anomaly and a historic 1483 Siemen off-hole anomaly, modelled from DDH MQ-15-093. The 329 m borehole intersected stringer/vein sulphide mineralization in mafic gneiss from 24.20 to 30.85 m with a best assay of 0.22% Ni, 0.14% Cu over 0.60 m.

P-293: Two holes, MQ-18-180 and 182 were drilled for 338 m to evaluate a set of known VTEM anomalies 2 km north east of the Mikissoq sulphide zone. Both holes intersected norite with associated barren sulphide mineralization.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Qeqertaasaq Carbonatite Complex

Two holes were drilled to follow up on potential nickel sulphide targets in the Qeqertaasaq Carbonatite Complex (QCC). DDH MQ-18-168 and 169 totaled 553 m and targeted EM anomalies detected during the 2018 surface EM program. MQ-18-168 encountered thin veins of barren pyrite and pyrrhotite. DDH MQ-18-169 intersected a 30 m thick interval of conductive magnetite. Four short drill holes totaling 752 m targeted the concentric radiometric high developed at the periphery of the carbonatite intrusion where historic grab samples from the fenite zone contained elevated tantalum and niobium concentrations. DDH MQ-18-171, the easternmost hole, returned the highest niobium values of 3218 ppm over 0.9 m and 3376 ppm over 0.3 m. The highest tantalum values occur in the northern part of the QCC with hole MQ-18-172 returning values of 166 ppm tantalum over 0.5 m and 163 ppm tantalum over 0.15 m. Mineralization occurs along narrow irregularly shaped veins and segregations in association with fenitized basement rocks.

Outlook - Exploration and Development for 2019

Management is developing a three-year exploration plan for Maniitsoq with the objective of maximizing the potential value of the asset while extending the period that the Company maintains control of the project.

2019 – Apply the Company’s cumulative knowledge to Maniitsoq and other areas of Western Greenland and identify the geoscience data gaps to effective targeting.

          – Continue the assessment of hydropower development within watershed 06.H.

2020 - Acquire the additional required geoscience data and additional properties of merit; conduct test drilling if any priority targets are identified and drill ready.

2021 – Execute a major drill campaign of prioritized targets.

This three-year plan will allow for the generation of priority drill targets while drawing down on the three years of exploration credits (Table 1 & 2). The drilling expenditure in 2021 would extend the Company’s 100% ownership of the Maniitsoq project until 2024.

Exploration History

The Company undertook numerous exploration activities and completed various mineralogical studies during the period from 2012 to 2016, including 9,596 metres of drilling in 2016. A National Instrument 43-101 was completed on the Maniitsoq property in March 2016 and QEMSCAN mineralogical analyses on drill core samples documenting favourable liberation and recovery characteristics for Maniitsoq mineralization was reported in April 2016.

Exploration program for the year 2017 commenced in May with the opening of the exploration base camp at Puiattoq Bay and was completed in September. The objective was step-out drilling at the Imiak Hill Complex (IHC), Fossilik and P-013SE, to advance one or more areas to the delineation drilling stage for 2018 (Figures 1 and 2). Infrastructure, environmental baseline studies and ongoing corporate social responsibility initiatives were also undertaken. 11,000 metres of diamond drilling were targeted for 2017 building on 2015 and 2016 exploration results. Borehole gyro, electromagnetic (BHEM), optical tele-viewer and physical properties surveys, surface electromagnetic and Induced Polarization (“IP”) geophysical surveys, mapping, prospecting, sampling, structural geological studies and 3D modeling accompanied drilling.

Twenty-three drill holes totalling 8,767 metres were completed to test mineralized zones and geophysical targets. The 2017 program of drilling on the mineral zones of the IHC and Fossilik areas indicate that the plunging zones of mineralization in the IHC and Fossilik areas extend to depth, but these zones do not increase significantly in width and/or lateral extent, and they are often offset by shallow fault zones. Some of the zones are open and untested at depth, so there is some possibility that these zones link to more extensive zones of mineralization, but the strategy of following these zones with drilling and borehole geophysics was reconsidered as an outcome of the 2017 program of work.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Based on field mapping, prospecting and re-examination of exploration results, the high-MgO parts of the larger Norite Province Intrusions with proximal zones of mineralization (e.g. P-004, P-058, Imiak Hill Complex occurrences) were identified as a possible source for the high nickel grade and tenor mineralization. The larger melanorite (> ~12.5 wt MgO) domains have the capacity to host more extensive zones of breccia and semi-massive sulphide mineralization in association with disseminated sulfides. Although the intrusions are extensively modified by deformation and metamorphism, the contacts and keels of the larger bodies provided focus to next phase of exploration work.

2018 Exploration Activities

Exploration work in 2018 focussed on targeting the outer contacts and keels of differentiated intrusions containing significant amounts of melanorite. Work was prioritized intrusions at Fossilik, the Imiak Hill Complex, P-030, P-032, P-008 and Pingo which are believed to have good potential to host economic accumulations of Ni-Cu-Co-PGM sulfide mineralization. Exploration in 2018 utilized:

●	Surface electromagnetic surveys targeting of the melanorite “keel” structures which may contain larger sulfide accumulations from which the known mineral zones were structurally detached;

●	A targeted 12,500 metres of diamond drilling, including borehole electromagnetic (BHEM) surveys, and

●	Mapping, prospecting, sampling, structural geological studies and 3D modeling

Systematic analysis of geochemical data indicates that melanorites are an important host to disseminated sulphide mineralization and this rock type also hosts thick zones of breccia and semi-massive sulphides. The known mineral lenses at P-004, P-058, and Spotty Hill are adjacent to under-explored intrusions containing melanorite. The melanorite keels of large mineralized intrusions such as Fossilik and target G-025 therefore represent an important geological environment to explore for large tonnage, high grade mineralization.

Figure 1-2 summarizes 2018 drill targets and drill holes including the location of P-008 and the newly identified mineral zone.

The 2018 exploration program commenced in June and was completed in September with 14,288 m of drilling that targeted the roots of large intrusions with thick intervals of melanorite. The total meterage is an increase of 5,521 m from the 2017 program and surpassed the initial planned program of 12,500 m.

A small but important intrusion comprising melanorite at the P-008 target south of Fossilik (Figure 1) was identified. Two holes (MQ-18-162, MQ-18-163) were drilled to test the surface EM target and both intersected significant sulphide mineralization. A third hole, MQ-18-167, followed-up on holes MQ-18-162 and MQ-18-163 and indicate that the zone is more extensive at depth and extends into the footwall at the north wall of the intrusion. A BHEM survey has identified further targets at depth that were tested with DDH MQ-18-177. This hole deviated and was drilled outside of the plunge of the mineralization. Selected drill and assay results are summarised in Table 4.

Melanorite is the host for the majority of the highest-grade nickel mineralization comprising heavily disseminated, net-textured, breccia and massive sulphide mineralization. Targeting of these holes was accomplished using optimized deep-penetrating surface electromagnetic methods including borehole EM surveys to target the melanorite and keel zones of prioritized intrusions at Fossilik, P-030-31-32, P-008, Pingo and in the footprint of the Imiak Hill Complex (Figure 2). The extensive program of work has generated the data and samples required to add significant value to the Maniitsoq database and provides a basis to refine future exploration strategies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Figure 1. Location of 2018 drill targets.

2018 Drill Targets
Drilled in 2018
Not yet drilled in 2018
Imiak Hill Complex
(Spotty Hill, G-017, 026 & 036)
P-293
P-125
P-124
G-025
Carbonatite
Søndre Isortoq
P-005
Fossilik
P-008 (New sulphide intersection)
Field Camp
P-012
Davis Strait
P-032
P-030
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
TTG Gneiss Domain a
TTG Gneiss Domain b
Finnejfeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Archean Fault Network
D1, Intermediate
D1, Major
D2, Intermediate
D2, Major
D2-D5, Intermediate
D3, Major
Mafic & Ultramafic Intrusions
Norite
Ultramafic
Other Symbols
Property boundary
Limits of SRK study
NAN field camp
Seqi port
NORTH AMERICAN NICKEL INC.
Maniitsoq & Carbonatite Projects, SW Greenland
2018 DRILLING TARGETS
WGS84 UTM Z22N
30-July-2018

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Figure 2. Location of 2018 drilling.

Pingo
3 holes totaling 1,017.0 m
G-025
1 hole totaling 516.0 m
P-293
2 holes totaling 338.0 m
Qeqertaasaq
6 holes totaling 1,305.0 m
Imiak Hill Complex
7 holes totaling 3,771.8 m
Søndre Isortoq
P-005
1 hole totaling 122.0 m
Fossilik
5 holes totaling 3,983.8 m
Field Camp
P-008
4 holes totaling 1,171.0 m
P-012
1 hole totaling 329.0 m
Davis Strait
P-030 - 032 Trend
3 holes totaling 1,734.0 m
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
TTG Gneiss Domain a
TTG Gneiss Domain b
Finnejfeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Archean Fault Network
D1, Intermediate
D1, Major
D2, Intermediate
D2, Major
D2-D5, Intermediate
D3, Major
Mafic & Ultramafic Intrusions
Norite
Ultramafic
Other Symbols
Property boundary
Limits of SRK study
NAN field camp
Seqi port
NORTH AMERICAN NICKEL INC.
Maniitsoq & Qeqertaasaq Projects, SW Greenland
2018 DRILLING LOCATIONS
WGS84 UTM Z22N
18-Sept-2018

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Table 4. Summary of drill and assay results, MQ-18-167.

Target	Drill Hole	Location	Intercept
P-008	MQ-18-167	Fossilik	7.50m @ 1.26% nickel, 0.24% copper,
0.05% Co and 0.47 g/t Pt+Pd+Au
including
5.10m @ 1.68% nickel, 0.29% copper,
0.06% cobalt and 0.63 g/t Pt+Pd+Au

Drilling and electromagnetic (EM) data have indicated a 335-metre dip-extent to the P-008 mineralization that remains open down dip and along strike. It comprises high tenor (6.5-7.7% nickel), strongly conductive high-grade remobilized sulphide and, less conductive disseminated to blebby sulphide that is typical of the Maniitsoq style of mineralization.

Carbonatite and Ikertoq

On May 4, 2018 the Company was awarded an exploration license (2018/21; “Carbonatite”) over a highly prospective block of ground to the west of the Fossilik Intrusion in an area which has very limited nickel exploration and contains the Qeqertassaq carbonatite complex. The work program for 2018 has consisted of compilation, field work, surface sampling for geochemistry, surface EM work in areas with possible norite-associated mineralization modified by the carbonatite complex and drilling to evaluate the potential for strategic metals (niobium, tantalum, and rare earth elements) in areas outside of the focus areas of historic drilling.

Compilation work and re-interpretation of historic data for the 15 km2 Qeqertassaq Carbonatite Complex, part of the Greenland Norite Belt, was commenced on September 10. The purpose was to identify norite-hosted nickel sulphide targets and focus exploration on the potential for rare and strategic metals. Ground EM surveys were undertaken over targets identified from a 1995 GEOTEM airborne survey. Two drill holes for a total of 553 m were drilled to test resultant conductive responses for potential nickel targets intersected stringers of barren pyrrhotite within a carbonate-magnetite host rock in association with a thick interval of magnetite. A surface rock sampling and drilling program was initiated to assess the strategic metal potential for pyrochlore-hosted tantalum and niobium. A total of 284 rock samples were collected from a zone of elevated tantalum and niobium correlated with historic airborne radiometric and magnetic anomalies at the margin of the Qeqertassaq Carbonatite Complex. Four holes were also drilled for a total of 1,305 m to assess this zone. A report on the strategic metal potential of the Qeqertassaq carbonatite was commissioned, and emphasis was placed on understanding the upside potential of the light rare earth element vein system, the niobium mineralization, and the potential for tantalum mineralization is association with soeviite series rocks.

A second new exploration license (2018/31; “Ikertoq”) was awarded to the Company on May 4, 2018 in an area approximately 110 km north of the Maniitsoq project. This area was intermittently explored by KØ A/S Company, Greenland Gold Resources and Northern Shield Resources. A program of field work was undertaken in July of 2018 centered on the differentiated ultramafic Ikertoq Intrusion and within the footprint of potential ultramafic rocks identified as a result of processing of a Worldview-2 satellite image of the license. The high Ni-tenor sulfide mineralization associated with the center of the Ikertoq Intrusion was shown to be related to localized veins of coarse-grained late felsic micaceous pegmatites that have locally incorporated nickel to form pentlandite. No evidence of primary magmatic concentrations of nickel-cobalt sulfide were found either in association with the Ikertoq Intrusion or in association with the colour anomalies identified from the Worldview-2 satellite image. As of December 31, 2018, the license was relinquished due to no further plans to carry exploration work.

CSR, Environment and Infrastructure

Hydropower Development – A watershed prospecting license for the assessment and development of hydropower resources at Maniitsoq was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government in March 2017. The two-year license provides for the exclusive right to assess and develop potential hydropower resources with an option for a three-year extension. EFLA Consulting Engineers completed a feasibility analysis of hydropower development within watershed 0.6H in January 2018. The analysis of hydropower within watershed 0.6H identifies two subordinate watersheds 7038-001 F03 and 7038-001 F04 with the capacity to supply a 12 MW base load and an 18 MW maximum load and generate 96 GWh per annum for the Maniitsoq Project. The two watersheds included in this assessment have the capacity to supply the required hydroelectricity at an installed cost of $5.621 USD/kW and $5.049 USD/kW respectively at a CAPEX of between $101.2 and $90.9 million USD respectively. Operating expenses are 1-2% of CAPEX. Both watersheds encapsulate or are close to priority nickel sulphide mineralized zones and the Seqi Port.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Corporate Social Responsibility - The 2018 program for Corporate Social Responsibility was completed on August 24 with community presentations in Sisimiut, Maniitsoq, Atammik and Napasoq and presentations to the Mineral Licencing and Safety Authority and the Ministry of Industry and Energy of the Greenland government in Nuuk. The National Association for Hunters and Fishers (KNAPF) also located in Nuuk was updated on 2018 exploration activities. The Company renewed its support for the annual Greenland mineral hunt.

Environmental Surveys – Sampling to establish baseline geochemical values for low total dissolved solids freshwaters, fauna and flora was continued in areas of active exploration and in the area of watershed 0.6H. Watershed survey area surveys were undertaken in support of ongoing hydropower assessments that are ongoing. All surveys have been undertaken by qualified personnel of Golder Associates (Copenhagen). Final reports have been received for both environmental surveys and weather station databases. Weather stations have been removed from the field as sufficient data has been acquired to prepare a model for wind-related particulate dispersion in the Maniitsoq area.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation license for extraction of nickel ore.

Canada Nickel Projects - Sudbury, Ontario

Post Creek Property

The Company entered into an option agreement in April 2010, subsequently amended in March 2013, to acquire rights to Post Creek Property located within the Sudbury Mining District of Ontario. On August 1, 2015, the company has completed the required consideration and acquired 100% interest in the property. The Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the corridor containing the Whistle Offset Dyke. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall rocks of the Sudbury Igneous Complex which both represent potential controls on mineralization.

Outlook – Exploration and Development for 2019

The Company plans to review and synthesize all newly obtained data to formulate a work plan aimed at defining the overall extents footwall breccia zones and quartz diorite dykes and identifying geological and/or geophysical drill targets.

Ongoing work continues to improve the geological understanding and provide focus for exploration on the Post Creek Property at the NE margin of the Sudbury Basin. The property lies along the extension of the Whistle Offset dyke structure. Surface mapping and petrology has identified pods of quartz diorite and extensive domains of Sudbury Breccia along strike from the Whistle Offset. Geologic mapping, geochemistry and petrologic studies are ongoing as part of a M.Sc. thesis project being undertaken at the University of Western Ontario (London).

Exploration History

(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

●	A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and
●	A grab sample from broken outcrop which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

During the period of 2011 to 2016, the Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drill holes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

In 2017, the Company initiated support for a two-year MITAC project whereby an M.Sc. student will be carrying out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property.

2018 Exploration Activities

A two-hole drill program was completed in 2018 and reported in 2019 with the objectives of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a platform for downhole geophysics (Figure 3).

Figure 3. Location of the Post Creek Project and the Sudbury Breccia Zone.

Hole PC-18-21 was drilled beneath an outcrop of quartz diorite to establish the depth extent of the dyke and hole PC-18-22 tested the breccia belt immediately to the north of the Whistle Offset Dyke (Figure 4). Both drill holes encountered a thick sequence of mafic volcanic rocks however quartz diorite, partially melted country rocks or Footwall-style mineralization were not encountered. DDH PC-18-21 did intersect a thick interval of volcanogenic massive sulphide-type sphalerite mineralization including:

7.50 m @ 3.55% zinc and 0.82 ppm silver including

●	3.70 m @ 4.66% zinc and 0.58 ppm silver and
●	0.8 m @ 10.96% zinc and 3.05 ppm silver

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Multiple BHEM anomalies were detected both north and south of the zinc mineralization and are potential drill targets.

Hole PC-18-022 tested the possible strike extension of the Whistle Offset in a broad corridor of Sudbury Breccia and was collared in an area of anomalous copper values in outcrop within a well-defined ground magnetic anomaly. A thick sequence of mafic volcanic rocks overprinted with locally developed shear and breccia zones were intersected. One of the shear zones hosted vein-type chalcopyrite mineralization. A strongly magnetic, highly altered ultramafic unit is responsible for the observed magnetic anomaly.

Figure 4. Location of the Post Creek VTEM magnetic and electromagnetic (EM) anomalies, 2018 drill holes and significant assay results.

Corporate Social Responsibility

The Company has established excellent working relationships with the Wahnapitae First Nation (“WFN”) at Capreol (Ontario) commencing with a community presentation in May and followed up with ongoing contact with the Resource and Environmental officer. Prior to the initiation of drilling all drill sites and access routes to drill sites were reviewed by the WFN and no issues were identified. A post-drilling review of the drill sites indicated no problems related to drilling. The relationship with WFN continues to develop positively. In 2019 North American Nickel financially supported the 2019 Pow-Wow celebration held at Capreol. Prospecting and exploration on the property is planned and will include assistance of casual labour hired from the WFN community.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Halcyon Property

As at the date of this MD&A, the company holds 100% interest in Halcyon Property and is obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 53 unpatented mining claims for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 km North of the property.

Outlook – Exploration and Development for 2019

Further work of the Halcyon Property will be rationalized with work programs on the adjacent Post Creek Property.

Exploration History

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drill hole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where new occurrences of both quartz diorite and Sudbury Breccia have been identified.

Work completed on the property during the year ending December 31, 2016 consisted of geological traverses, prospecting and sampling and was carried out on the southern portion of the Halcyon Property. This program was carried out concurrently with similar work on the Post Creek Property. Assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

In November 2016, a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits and was filed with the government in June 2017.

Quetico Property

During FY 2018, the Company acquired 809 claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64,256. Cells were acquired to assess (i) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event, and (ii). the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions. Three clusters of claims cells, labeled Quetico South, East and West cover magnetic features interpreted to represent small differentiated intrusions. The review of government geological and geophysical data, and historic assessment file data is ongoing.

Lingman Lake Property

The Company digitally staked 188 cells/claims known as Lingman Lake on April 15, 2019. The property occurs about 65 km South East of Red Sucker Lake First Nation and about 35 km southwest of Sachigo Lake First Nation, approximately 650 km northwest of Thunder Bay. The Company incurred total acquisition and exploration related costs of $26,453. The Lingman Nickel Project, covers a portion of the Archean age Lingman Lake Greenstone Belt that includes tholeiitic-komatiitic rocks and sulphide facies iron formation. Historic field work has identified ultramafic rocks with elevated nickel and copper in grab samples. A 2011 VTEM survey shows a strong magnetic response over 13 km in strike length with numerous coincident magnetic/EM anomalies that are untested. The compilation of historic data has been completed and the Company is preparing plans for an initial program of field work to evaluate the Ni-Cu-Co and precious metal potential.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Loveland (Enid Creek) Nickel Property

The Loveland Nickel Property is located 30 km northwest of Timmins and has year-round access. The property is underlain by a mineralized differentiated mafic-ultramafic complex that is host to the historic Enid Creek showing. Recent analyses of a historic drill sample by the Ministry of Northern Development and Mines in Ontario returned 2.74% Ni, 1.3% Cu, 1.66ppm Pd. A VTEMMAX survey completed in 2017 identified several new and untested conductors. One of the targets extends for 950 m in strike length and is located to the southeast along strike from the known mineralization. The exploration target is high grade nickel mineralization located in a depression or embayment structure at the base of the intrusion.

On September 25, 2019, the Company entered into earn in agreement with International Explorers and Prospectors Inc. whereby the Company may acquire a 100% interest in the Loveland Nickel. Consideration for the acquisition is $1,525,000 in cash, 300,000 post-consolidation common shares and $4,500,000 in work commitments over a 5-year period. The TSX Venture Exchange approved the transaction for filing on October 24, 2019. The 300,000 common shares were issued subsequent to the quarter as a purchase consideration with a value of $60,000.

During YTD 2019, the Company incurred acquisition related costs of $2,810.

US Nickel Project - Michigan

Section 35 Property

On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. To date, the Company has paid the annual rental fees beginning 2016 and onwards, plus the required reclamation deposit of US $10,000. The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

There was no exploration work performed during FY 2018 and YTD 2019.

Project Pipeline

Due to long term nickel market forecasts indicating a supply deficit developing, the Company believes that it is a good time to acquire nickel exploration and development projects that could be developed assuming conservative long-term nickel prices. The company maintains a nickel project generation activity focusing on high prospectivity projects in counties with the Rule of Law and reasonable development economics.

In the context of rising nickel prices and positive developments in the electric vehicle market, the Company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline. The Company’s staff are proceeding with compilation work on prospective geological environments related to North American Archean craton margins where structural space controls the development of mafic-ultramafic intrusions. The objective of this work is to identify underexplored or unexplored open system intrusions where large zones of high-grade sulphide mineralization are controlled within the footprints of very small intrusions. The development of a Moroccan-based subsidiary company is proceeding and will provide an opportunity to assess nickel sulphide potential throughout the country.

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

At the end of Q3 2019, the Company had working capital of $52,110 (Q3 2018 - $3,901,886) and reported accumulated deficit of $27,656,125 (Q3 2018 - $28,529,277). The Company will require additional funds to continue its planned operations and meet its obligations.

As at September 30, 2019, the Company had $324,501 in available cash, cash equivalents and short-term investments (December 31, 2018— $2,838,669). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

Selected Financial Information

The amounts are derived from the condensed interim consolidated financial statements prepared under IFRS.

All amounts in table are expressed in thousands of CDN dollars, except per share amounts

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Net loss	649	645	1,852	2,208
Basic and diluted loss per share	0.01	0.01	0.02	0.03
Share capital	88,538	88,543	88,538	88,543
Common shares issued	78,792,50	78,792,850	78,792,850	78,792,850
Weighted average shares outstanding	78,792,850	78,792,850	78,792,850	69,476,611
Total assets	65,452	69,391	65,452	69,391
Investment in exploration and evaluation assets	72	8,555	690	12,772

Results of Operations

Net loss of $649,463 in Q3 2019 was higher by $4,421 compared to a loss of $645,042 in Q3 2018. The higher loss in Q3 2019 was mainly driven by higher general and administrative expenses, higher property investigation costs and lower interest income offset by lower foreign exchange loss in Q3 2019, compared to Q3 2018.

Total Assets

Total assets during Q3 2019 decreased by a net of $2,049,316 from the end of FY 2018. The decrease is mainly attributed to a decrease in cash and cash equivalents and short-term investments of $2,514,168, a decrease in receivables and other current assets of $46,569 and decrease to property, plant and equipment of $3,851, offset by an increase to exploration and evaluation assets of $515,272.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates primarily to the Greenland property. During YTD 2019, the Company spent a total of $515,272 in additions to exploration and evaluation assets, of which $382,020 related to Greenland and $133,252 to other properties located in Canada and in USA.

18 | T S X V : N A N / Q 3 2 0 1 9

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Quarterly Results of Operations

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2019 3rd quarter	2019 2nd quarter	2019 1st quarter	2018 4th quarter
Statement of Loss

Interest income	4	4	18	22
Net loss	649	643	560	814
Net loss per share - basic and diluted	0.01	0.01	0.01	0.01

Statement of Financial Position

Cash, cash equivalents and short-term investments	325	1,036	1,847	2,839
Total assets	65,452	66,102	66,768	67,500
Net assets	65,092	65,741	66,384	66,944
Share capital	88,538	88,538	88,538	88,538
Common shares issued	78,792,850	78,792,850	78,792,850	78,792,850
Weighted average shares outstanding	78,792,850	78,792,850	78,792,850	78,792,850

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2018 3rd quarter	2018 2nd quarter	2018 1st quarter	2017 4th quarter
Statement of Loss

Interest income	31	21	-	12
Net loss	645	725	838	653
Net loss per share - basic and diluted	0.01	0.01	0.02	0.01

Statement of Financial Position

Cash, cash equivalents and short-term investments	5,372	14,773	859	2,898
Total assets	69,391	71,078	52,444	53,697
Net assets	67,763	68,658	52,177	52,728
Share capital	88,543	88,793	73,598	73,598
Common shares issued	78,792,850	78,792,850	55,459,517	55,459,517
Weighted average shares outstanding	78,792,850	73,921,055	55,459,517	55,459,517

Three Months Ended September 30, 2019, and September 30, 2018

A net loss of $649,463 in Q3 2019 approximated a net loss of $645,042 in Q3 2018 resulting in an increased loss of $4,421 quarter-over-quarter and was due to the following events:

●	General and administrative costs of $584,215 in Q3 2019 were higher by $63,225 compared to $520,990 expenses in Q3 2018. Higher general and administrative expenses in Q3 2019 were mainly related to professional fees, filing fees, salaries and benefits and offset by lower investor relations, lower travel related expenses and lower general office expenses.

●	Property investigation costs of $65,120 and were higher by $36,862 in Q3 2019 compared to $28,258 in Q3 2018.

●	Interest income of 3,657 in Q3 2019 and decreased by $27,825 compared to $31,482 amount in Q3 2018.

The higher loss in Q3 2019 was offset by the following lower expenditures in Q3 2019 compared to Q3 2018:

●	Foreign exchange loss totaled $558 in Q3 2019 and was lower by $123,491 compared to a foreign exchange loss of $124,049 in Q3 2018.

19 | T S X V : N A N / Q 3 2 0 1 9

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Nine Months Ended September 30, 2019, and September 30, 2018

The Company incurred a net loss of $1,852,081 during YTD 2019 compared to a net loss of $2,208,494 during YTD 2018 resulting in a decreased loss of $356,413 (period-over-period). The lower loss in YTD 2019 was due to the following events with share-based payments being the most significant:

●	Share-based payments was $nil during YTD 2019 compared to $317,332 during YTD 2018. The costs in YTD 2018 resulted from stock options issuance.

●	General and administrative costs of $1,636,592 during YTD 2019 were lower by $64,616 compared to $1,701,208 expenses during YTD 2018. Higher general and administrative expenses during YTD 2018 mainly related to investor relations, travel costs and general office expenses and were attributed to the financing transaction completed in Q3 2018.

●	Foreign exchange loss totaled $2,204 during YTD 2019 and was lower by $166,793 compared to a foreign exchange loss of $168,997 during YTD 2018. The higher foreign exchange loss during YTD 2018 was attributed to drilling operations in Greenland.

●	Amortization expense of $8,519 during YTD 2019 was lower by $2,199 compared to $10,718 amount during YTD 2018.

The decreased loss in YTD 2019 was increased by the following higher expenditures during YTD 2019 compared to YTD 2018:

●	New properties investigation costs of $230,604 during YTD 2019 were higher by $168,299 compared to $62,305 during YTD 2018; and

●	Interest income of $$25,839 during YTD 2019 was lower by $26,228 compared to interest income of $52,067 during YTD 2018.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

As of November 15, 2019, the Company has insufficient working capital to discharge its existing financial obligations.

On October 31, 2019, the Company announced that it has entered into an agreement with Laurentian Bank Securities, the underwriter, pursuant to which the underwriter has agreed to purchase for resale $2,000,000 of securities of the Company on a bought-deal private placement basis. The offering shall consist of a combination of flow-through common shares of the Company at a price of $0.18 per flow-through share and units of the Company. Each unit issued will consist of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common the share for a period of 24 months following the closing date at a price of $0.25.

The net proceeds from the sale of the units will be used for general corporate and working capital purposes.

The offering is scheduled to close on or about November 22, 2019 and is subject to certain conditions including, but not limited to regulatory and other approvals.

This financing transaction will improve the liquidity and increase the capital resources of the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Working Capital

As at September 30, 2019, The Company had working capital of $52,110 (September 30, 2018 - $3,901,886), calculated as total current assets less total current liabilities. The decrease in working capital is mainly due to a decrease in cash and cash equivalents and short-term investments, a decrease in receivables and other current assets at the end of Q3 2019.

Going Concern

As at September 30, 2019 the Company had accumulated losses totaling $27,656,125. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing. As of the date of this report, the Company has insufficient working capital to discharge its existing financial obligations. As described above in the “Liquidity” section, a bought-deal financing transaction for $2,000,000 is pending finalization and is expected to close on or about November 22, 2019.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum. During YTD 2019, the Company paid $10,000 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. During YTD 2019, the Company paid $8,000 which will be deducted from any payments to be made under the NSR.

The Company had no contingent liabilities as at September 30, 2019.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at September 30, 2019.

Financial Instruments

All amounts in table are expressed in thousands of CDN dollars	Fair Value at September 30, 2019	Basis of Measurement	Associated Risks
Cash and cash equivalents	325	Loans and receivables	Credit and foreign exchange
Receivable and other current assets	87	Loans and receivables	Credit, foreign exchange
Trade, payables and accrued liabilities	360	Amortized cost	Foreign exchange

Loans and receivables— Cash and cash equivalents, accounts receivables and other current assets, trade, other payables and accrued liabilities mature in the short term and their carrying values approximate their fair values.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Future Accounting Standards and Pronouncements

Amendments to References to the Conceptual Framework in IFRS Standards

On March 29, 2018 the International Accounting Standards Board (“IASB”) issued a revised version of its Conceptual Framework for Financial Reporting (the Framework), that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards (the Amendments) to update references in IFRS Standards to previous versions of the Conceptual Framework. Both documents are effective from January 1, 2020 with earlier application permitted.

Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks. The Company does not intend to adopt the Amendments in its financial statements before the annual period beginning on January 1, 2020. The extent of the impact of the change has not yet been determined.

IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to International Accounting Standard (“IAS”) 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective January 1, 2020. The Company is evaluating the impact of the adoption of these amendments.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of all material risks and uncertainties:

●	The Company has negative operating cash flows and might not be able to continue as a going concern;
●	The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;
●	The speculative nature of resource exploration and development projects;
●	The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;
●	The Company’s ability to successfully establish mining operations and profitable production;
●	Operations of the Company are carried out in geographical areas that are subject to various other risk factors;
●	The economic uncertainty of operating in a developing country such as PNG, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;
●	Other foreign operations risks; potential changes in applicable laws and government or investment policies;
●	The Company is not insured against all possible risks;
●	Environmental risks and hazards;
●	The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;
●	The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;
●	Increased competition in the mineral resource sector;

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

●	The Company may have difficulty recruiting and retaining key personnel;
●	Currency fluctuations risk;
●	Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;
●	No production revenues;
●	Stock exchange prices;
●	Conflicts of interest;
●	Ability to exercise statutory rights and remedies under Canadian securities law;
●	Enforceability of foreign judgements;
●	Unforeseen litigation;
●	The Company’s future sales or issuance of common shares;
●	Risk of suspension of public listing due to failure to comply with local securities regulations;
●	The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;
●	Risk of fines and penalties; and
●	Risk of improper use of funds in local entity.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise on post-consolidation basis
Common shares	78,792,850
Preferred shares	65,659
Stock options	2,230,550
Warrants	11,666,666
Fully diluted share capital	92,755,725

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2019

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Peter C. Lightfoot, PhD, P. Geo, the qualified person for the Company under National Instrument 43-101. Dr. Lightfoot is a “Qualified Person” as defined by NI 43-101. Dr. Lightfoot verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” dated March 17, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com as well as the company website at www.northamericannickel.com

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